Exhibit 99.1

NEWS RELEASE

Fortuna to release first quarter 2026 financial results on May 6, 2026; Conference call at 12 p.m. Eastern time on May 7, 2026

Vancouver, British Columbia, April 22, 2026: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) announces that it will release its financial statements and MD&A for the first quarter of 2026 on Wednesday, May 6, 2026, after market close.

A conference call to discuss the financial and operational results will be held on Thursday, May 7, 2026, at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, Luis D. Ganoza, Chief Financial Officer, David Whittle, Chief Operating Officer - West Africa, and Cesar Velasco, Chief Operating Officer - Latin America.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at https://www.webcaster5.com/Webcast/Page/1696/53929 or over the phone by dialing in just prior to the starting time.

Conference call details:

Date: Thursday, May 7, 2026

Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1.888.506.0062

Dial in number (International): +1.973.528.0011

Access code: 788835

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay passcode: 53929

Playback of the earnings call will be available until Thursday, May 21, 2026. Playback of the webcast will be available until Friday, May 7, 2027. In addition, a transcript of the call will be archived on the Company’s website.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and exploration activities in Argentina, Côte d’Ivoire, Guinea, Guyana, Mexico, and Peru, as well as the Diamba Sud Gold Project located in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube | Instagram | TikTok